FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2019

Commission File Number: 333-13792

QUEBECOR MEDIA INC.

(Name of Registrant)

612 St-Jacques Street, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

QUEBECOR MEDIA INC.

Filed in this Form 6-K

Documents index

1.	Press release dated May 9, 2019;

2.	Extract of the Consolidated Financial Statements of Quebecor Inc. and its Subsidiaries for the period ended March 31st, 2019; and

3.	Supplementary Disclosure of Quebecor Inc. for the Quarter / 3-Month Period ended March 31st, 2019.

X

May 9, 2019

For immediate release

QUEBECOR INC. ANNOUNCES INCREASE OF MORE THAN 100% IN QUARTERLY DIVIDEND AND REPORTS

CONSOLIDATED RESULTS FOR FIRST QUARTER 2019

Montréal, Québec — Quebecor Inc. (“Quebecor” or the “Corporation”) today reported its consolidated financial results for the first quarter of 2019 and announced an increase of more than 100% in its quarterly dividend. Quebecor consolidates the financial results of Quebecor Media Inc. (“Quebecor Media”), a wholly owned subsidiary since June 22, 2018.

As described under “Changes in Accounting Policies” below, on January 1, 2019 the Corporation adopted on a fully retrospective basis the new rules in IFRS 16 — Leases. Accordingly, comparative figures have been restated to reflect the impact of the new rules.

First quarter 2019 highlights

•                                Revenues: $1.03 billion, up $25.3 million (2.5%) from the same period of 2018.

•                               Adjusted EBITDA:1 $420.7 million, up $4.8 million (1.2%). Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased $15.9 million (3.9%).

•                               Net income attributable to shareholders: $189.0 million ($0.74 per basic share) in the first quarter of 2019 compared with $57.1 million ($0.24 per basic share) in the same period of 2018, a favourable variance of $131.9 million ($0.50 per basic share). Net income attributable to shareholders without restatement of comparative figures following adoption of IFRS 16 was $189.0 million in the first quarter of 2019 compared with $56.7 million in the same period of 2018, a $132.3 million increase.

•                               Adjusted income from continuing operating activities:2 $111.4 million ($0.44 per basic share) in the first quarter of 2019, compared with $89.5 million ($0.38 per basic share) in the same period of 2018, an increase of $21.9 million ($0.06 per basic share) or 24.4%.

•                                The quarterly dividend on the Corporation’s Class A Multiple Voting Shares (“Class A Shares”) and Class B Subordinate Voting Shares (“Class B Shares”) has been increased by more than 100% from $0.055 to $0.1125 per share.

•                                The Telecommunications segment grew its revenues by $22.0 million (2.7%) and its adjusted EBITDA by $5.8 million (1.4%) in the first quarter of 2019. Without restatement of comparative figures following adoption of IFRS 16, the Telecommunications segment’s adjusted EBITDA increased $15.1 million (3.7%).

•                                Videotron Ltd. (“Videotron”) significantly increased its revenues from mobile telephony ($15.6 million or 12.4%), Internet access ($12.0 million or 4.6%) and customer equipment sales ($3.7 million or 8.1%) in the first quarter of 2019.

•                                Videotron’s total average billing per unit3 (“ABPU”) was $49.47 in the first quarter of 2019 compared with $48.82 in the same period of 2018, a $0.65 (1.3%) increase. Mobile ABPU was $52.50 in the first quarter of 2019 compared with $53.25 in the same period of 2018, a $0.75 (-1.4%) decrease due in part to the popularity of bring your own device plans, multi-line plans and the impact of the launch of Fizz, the new advantageously priced, fully digital mobile brand.

•                                There was a net increase of 23,300 revenue-generating units (“RGUs”)4 (0.4%) in the first quarter of 2019, including 39,800 connections (3.4%) to the mobile telephony service, 10,900 subscriptions (2.6%) to the Club illico over-the-top video service (“Club illico”) and 6,300 subscriptions (0.4%) to cable Internet access service.

1              See “Adjusted EBITDA” under “Definitions.”

2              See “Adjusted income from continuing operating activities” under “Definitions.”

3              See “Key Performance Indicators” under “Definitions.”

4              See “Key Performance Indicators” under “Definitions.”

•                                On April 10, 2019, Quebecor announced the purchase by Videotron of 10 blocks of low-frequency spectrum in the 600 MHz band in Innovation, Science and Economic Development Canada’s (“ISED Canada”) latest commercial mobile spectrum auction. The licences, covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario areas, were acquired for $256.0 million.

•                                On January 24, 2019, Videotron sold its 4Degrees Colocation Inc. (“4Degrees Colocation”) data centre operations for $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also payable by Videotron as of March 31, 2019.  A gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million was deferred in respect of the estimated present value of the future conditional adjustments.

“Our financial results for the first quarter of 2019 again reflect the soundness of Videotron’s business model and the sustained, profitable growth generated by its growth drivers, the mobile telephony and Internet services,” commented Pierre Karl Péladeau, President and Chief Executive Officer of Quebecor. “Early in the year, we cemented our position as a tech leader when Videotron acquired 10 blocks of low-frequency spectrum in the 600 MHz band, which will allow the roll-out of 5G. Our ongoing investments in advanced technology will enable us to maintain the industry-leading growth of our mobile telephone service in Québec and the Ottawa area, and to promote real, sustainable competition for the benefit of consumers.

“TVA Group Inc. (“TVA Group”) increased its total market share1 by 2.1 points to 38.3% in the first quarter of 2019, due in large part to a 1.8-point increase at the specialty channels, including substantial 0.7-point growth at TVA Sports. LCN increased its market share to 4.7%, extending its lead as the Québec’s most-watched specialty channel. We are very satisfied with the quality and performance of our specialty channels and we will continue fighting to obtain royalties that reflect their true value,” Pierre Karl Péladeau added.

“Subscriber connections to our mobile telephony and Internet access services increased by 146,300 or 14.0% and 36,200 or 2.2% respectively during the 12-month period ended March 31, 2019,” said Jean-François Pruneau, President and Chief Executive Officer of Videotron. “These increases are indicative of the quality and relevance of our services, which we are constantly enhancing, and the level of customer satisfaction.

“We maintained our momentum in terms of innovation and product offerings in the first quarter of 2019, capitalizing on the interest spurred by our new fully digital cellphone service, Fizz, which helped propel the net increase in subscriber connections to our mobile services to nearly 40,000, to roll out recently residential Internet service under the same brand. We are very enthusiastic about the positive response to date and will continue developing and leveraging this new high-potential brand, which perfectly complements our flagship Videotron brand. Our investments in the development of our Helix platform, based on our partner Comcast Corporation’s Xfinity XI platform, are also starting to bear fruit. Helix centralizes all the technologies used inside the home. It is currently being tested with a significant number of our employees. The results are positive, and we expect to launch in the coming months.

“I am also very proud of the many honours Videotron garnered in the first quarter of 2019. It placed first in customer experience among Canadian mobile carriers on the Forrester Customer Experience Index. Videotron was also rated the most respected telecommunications provider in Québec for the 14th consecutive year by Léger’s 2019 Reputation survey and ranked as Québec’s most influential telecommunications brand on the 2019 Ipsos-Infopresse index. Finally, Videotron made its appearance on Media Corp. Canada’s list of Canada’s 70 greenest employers in 2019,” Mr. Pruneau noted.

“TVA Group increased its adjusted EBITDA by 18.7% in the first quarter of 2019, largely as a result of the savings generated by the various cost-cutting initiatives at our magazines,” reported France Lauzière, President and Chief Executive Officer of TVA Group. “The improvement was also due to increased postproduction volume in our film production and audiovisual services division, reflecting the impact of the acquisitions made in recent quarters. As well, the addition of the Évasion and Zeste channels is already yielding returns, both financially and by enhancing our content offering for the benefit of our viewers and advertisers. On April 1, 2019, we closed the acquisition of the companies in the Incendo Media inc. group, a Montréal-based producer and distributor of television programs for international markets. The transaction is in keeping with our push to increase our revenues from other markets and step up our development internationally, especially in English-language markets.”

1              Numeris — Quebec Franco, January 1 to March 31, 2019, Mo-Su, 2a-2a, t2+

“We are off to a strong start in 2019 and on track to achieve our targets. We will continue working every day to increase our agility, improve our performance and build shareholder value. We remain focused at all times on our mission of being the first choice of consumers and businesses by delivering the best possible customer experience in telecommunications, news media, culture and entertainment,” Pierre Karl Péladeau concluded.

Table 1

Quebecor first quarter financial highlights, 2015 to 2019

(in millions of Canadian dollars, except per share data)	2019	2018	2017	2016	2015

Revenues	$1,027.3	$1,002.0	$995.5	$978.8	$926.3
Adjusted EBITDA	420.7	415.9	378.7	369.0	349.7
Income from continuing operating activities attributable to shareholders	91.5	56.6	2.6	72.8	31.7
Net income attributable to shareholders	189.0	57.1	3.8	72.6	29.5
Adjusted income from continuing operating activities	111.4	89.5	73.7	70.6	41.6
Per basic share:
Income from continuing operating activities attributable to shareholders	0.36	0.24	–	0.30	0.13
Net income attributable to shareholders	0.74	0.24	0.01	0.30	0.12
Adjusted income from continuing operating activities	0.44	0.38	0.30	0.29	0.17

Discontinued operations

On January 24, 2019, Videotron sold its 4Degrees Colocation data centre operations for an amount of $261.6 million, which was fully paid in cash at the date of transaction. An amount of $0.9 million relating to a working capital adjustment was also payable by Videotron as of March 31, 2019. The determination of the final proceeds from the sale is however subject to certain adjustments based on the realization of future conditions over a period of up to 10 years. Accordingly, a gain on disposal of $97.2 million, net of income taxes of $18.5 million, was accounted for in the first quarter of 2019, while an amount of $53.1 million from the proceeds received at the date of transaction was deferred in respect to the estimated present value of the future conditional adjustments. The results of operations and cash flows of these businesses were reclassified as discontinued operations in the consolidated statements of income and cash flows. The amount deferred is revaluated on a quarterly basis and any change is recorded in income from discontinued operations. In this press release, only continuing operating activities of Quebecor Media are included in the analysis of its segment operating results.

Changes in Accounting Policies

On January 1, 2019, the Corporation adopted, on a fully retrospective basis, the new rules under IFRS 16 which set out new principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract. The standard provides lessees with a single accounting model for all leases, with certain exemptions. In particular, lessees are required to report most leases on their balance sheets by recognizing right-of-use assets and related financial liabilities. Assets and liabilities arising from a lease are initially measured on a present value basis. The adoption of IFRS 16 has had significant impacts on the consolidated financial statements since all of the Corporation segments are engaged in various long-term leases relating to premises and equipment. Under IFRS 16, most lease charges are now expensed as a depreciation of the right-of-use asset, along with an interest on the related lease liability. Since under the former standard, operating lease charges were recognized as operating expenses as they were incurred, the adoption of IFRS 16 changes the timing of the recognition of these lease charges over the term of each lease. It also affects the classification of expenses in the consolidated statements of income. Principal payments on the lease liability are now presented as financing activities in the consolidated statements of cash flows, whereas under the former standard these payments were presented as operating activities. A description of the new rules and details of the retroactive adjustments to comparative data are provided in note 2 to Quebecor’s condensed consolidated financial statements for the first quarter of 2019 and under “Changes in Accounting Policies” in Quebecor’s Management Discussion and Analysis for the same period.

Table 2 below presents segmented adjusted EBITDA for the last eight quarters, restated to reflect the retroactive application of IFRS 16.

Table 2

Quebecor’s segmented adjusted EBITDA (negative adjusted EBITDA) for the past eight quarters

(in millions of Canadian dollars)	Q1-2019	Q4-2018	Q3-2018	Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017

Telecommunications	$423.0	$435.4	$433.2	$429.7	$417.2	$403.7	$396.6	$403.9
Media	1.2	28.6	30.8	0.6	0.1	23.6	36.9	14.3
Sports and Entertainment	(0.7)	3.3	8.5	(0.6)	(0.7)	3.7	9.7	(2.3)
Head Office	(2.8)	(6.8)	1.5	(3.9)	(0.7)	(2.3)	(3.1)	(4.1)
Total	$420.7	$460.5	$474.0	$425.8	$415.9	$428.7	$440.1	$411.8

Table 3 below presents lease liabilities by segment at December 31, 2018 and 2017, calculated following retrospective adoption of IFRS 16.

Table 3

Lease liabilities by segment

(in millions of Canadian dollars)	March 31, 2019	Dec. 31, 2018	Dec. 31, 2017

Telecommunications	$115.2	$122.6	$143.4
Media	16.1	13.7	16.6
Sports and Entertainment	40.7	39.7	41.6
Head Office and intersegment	(33.4)	(31.6)	(33.7)
Total	$138.6	$144.4	$167.9

To explain the effect of choices made in applying a change in accounting policies, Table 5 below also provides a reconciliation of adjusted EBITDA to net income for the first quarter of 2019 compared with the first quarter of 2018, without restatement of comparative figures following adoption of IFRS 16, as permitted under International Financial Reporting Standards (“IFRS”).

2019/2018 first quarter comparison

Revenues: $1.03 billion, a $25.3 million (2.5%) increase.

•                                Revenues increased in Telecommunications ($22.0 million or 2.7% of segment revenues) and in Sports and Entertainment ($3.2 million or 8.6%).

•                                Revenues decreased in Media ($0.5 million or -0.3%).

Adjusted EBITDA: $420.7 million, a $4.8 million (1.2%) increase. Without restatement of comparative figures following adoption of IFRS 16, adjusted EBITDA increased $15.9 million (3.9%).

•                                Adjusted EBITDA increased in Telecommunications of $5.8 million (1.4%), despite the $10.9 million favourable retroactive adjustment recorded in the Telecommunications segment in the first quarter of 2018 related to roaming fees following a Canadian Radio-television and Telecommunications Commission decision, creating an unfavourable variance in the year-over-year comparison for the first quarter of 2019. Without restatement of comparative figures following adoption of IFRS 16, the Telecommunications segment’s adjusted EBITDA increased $15.1 million (3.7%).

•                                Adjusted EBITDA increased in Media ($1.1 million).

•                                Adjusted EBITDA was stable in Sports and Entertainment.

•                                There was an unfavourable variance at Head Office ($2.1 million) due to a higher stock-based compensation charge, as well as increased philanthropic expenses.

•                                The change in the fair value of Quebecor stock options and in the value of Quebecor stock-price-based share units resulted in a $2.3 million unfavourable variance in the Corporation’s stock-based compensation charge in the first quarter of 2019 compared with the same period of 2018.

Net income attributable to shareholders: $189.0 million ($0.74 per basic share) in the first quarter of 2019 compared with $57.1 million ($0.24 per basic share) in the same period of 2018. The increase of $131.9 million ($0.50 per basic share) was due primarily to:

•                                $97.0 million favourable variance in income from discontinued operations;

•                                $21.1 million favourable variance in non-controlling interest;

•                                $15.3 million favourable variance in losses on valuation and translation of financial instruments, including $14.6 million without any tax consequences.

Net income attributable to shareholders without restatement of comparative figures following adoption of IFRS 16: 189.0 million in the first quarter of 2019 compared with $56.7 million in the same period of 2018, a $132.3 million increase.

Adjusted income from continuing operating activities: $111.4 million ($0.44 per basic share) in the first quarter of 2019 compared with $89.5 million ($0.38 per basic share) in the same period of 2018, an increase of $21.9 million ($0.06 per basic share) or 24.4%.

Financial transactions

•                                On February 15, 2019, Quebecor Media amended its $300.0 million secured revolving credit facility, extending its term to July 2022. Certain conditions were also amended.

•                                On February 13, 2019, TVA Group amended its $150.0 million secured revolving credit facility, extending its term to February 2020. Certain conditions were also amended.

600 MHz spectrum auction

On April 10, 2019, Quebecor announced the purchase by Videotron of 10 blocks of low-frequency spectrum in the 600 MHz band in ISED Canada’s latest commercial mobile spectrum auction. The licences covering Eastern, Southern and Northern Québec, as well as Outaouais and Eastern Ontario areas, were acquired for $256.0 million.

Capital stock

On August 8, 2018, the Board of Directors of Quebecor authorized the renewal of its normal course issuer bid for a maximum of 1,000,000 Class A Shares, representing approximately 1.3% of issued and outstanding Class A Shares, and for a maximum of 7,800,000 Class B Shares, representing approximately 5.0% of issued and outstanding Class B Shares as of August 1, 2018. The purchases can be made from August 15, 2018 to August 14, 2019 at prevailing market prices on the open market through the facilities of the Toronto Stock Exchange or other alternative trading systems. All repurchased shares will be cancelled.

In the first quarter of 2019, the Corporation purchased and cancelled 1,319,600 Class B Shares for a total cash consideration of $39.5 million (4,125,800 Class B Shares for a total cash consideration of $98.7 million in the first quarter of 2018). The $31.7 million excess of the purchase price over the carrying value of the repurchased Class B Shares was recorded as an increase in the deficit ($90.8 million reduction of retained earnings in the first quarter of 2018.) On February 1, 2019, the maximum number of Class B Shares that could be repurchased under the normal course issuer bid authorized on August 8, 2018 had been reached.

In the first quarter of 2019, 180,000 Class B Shares of Quebecor were issued upon exercise of stock options for a cash consideration of $2.7 million. Following this transaction, the contributed surplus was increased by $3.0 million and the stock option plan liability was reduced by the same amount.

Dividend

In view of the Corporation’s financial profile, in the first quarter of 2018 the Board of Directors set a dividend target of 30% to 50% of the Corporation’s annual free cash flows, to be achieved gradually over a four-year period. Accordingly, on May 8, 2019, the Board of Directors of the Corporation declared a quarterly dividend of $0.1125 per share on the Corporation’s Class A Shares and Class B Shares, an increase of more than 100%, payable on June 18, 2019 to shareholders of record as of the record date of May 24, 2019. This dividend is designated an eligible dividend, as provided under subsection 89(14) of the Canadian Income Tax Act and its provincial counterpart.

Detailed financial information

For a detailed analysis of Quebecor’s first quarter 2019 results, please refer to the Management Discussion and Analysis and condensed consolidated financial statements of Quebecor, available on the Corporation’s website at www.quebecor.com/en/investors/financial-documentation or from the SEDAR filing service at <www.sedar.com>.

Conference call for investors and webcast

Quebecor will hold a conference call to discuss its first quarter 2019 results on May 9, 2019, at 4:30 p.m. EDT. There will be a question period reserved for financial analysts. To access the conference call, please dial 1 877 293-8052, access code for participants 48006#. A tape recording of the call will be available from May 9 to August 9, 2019 by dialling 1 877 293-8133, conference number 1245055, access code for participants 48006#. The conference call will also be broadcast live on Quebecor’s website at <www.quebecor.com/en/investors/conferences-and-annual-meeting>. It is advisable to ensure the appropriate software is installed before accessing the call. Instructions and links to free player downloads are available at the Internet address shown above.

Cautionary statement regarding forward-looking statements

The statements in this press release that are not historical facts are forward-looking statements and are subject to significant known and unknown risks, uncertainties and assumptions that could cause the Corporation’s actual results for future periods to differ materially from those set forth in the forward-looking statements. Forward-looking statements may be identified by the use of the conditional or by forward-looking terminology such as the terms “plans,” “expects,” “may,” “anticipates,” “intends,” “estimates,” “projects,” “seeks,” “believes,” or similar terms, variations of such terms or the negative of such terms. Certain factors that may cause actual results to differ from current expectations include seasonality (including seasonal fluctuations in customer orders), operating risk (including fluctuations in demand for Quebecor’s products and pricing actions by competitors), new competition and Quebecor’s ability to retain its current customers and attract new ones, risks related to fragmentation of the advertising market, insurance risk, risks associated with capital investments (including risks related to technological development and equipment availability and breakdown), environmental risks, risks associated with cybersecurity and the protection of personal information, risks associated with labour agreements, credit risk, financial risks, debt risks, risks related to interest rate fluctuations, foreign exchange risks, risks associated with government acts and regulations, risks related to changes in tax legislation, and changes in the general political and economic environment. Investors and others are cautioned that the foregoing list of factors that may affect future results is not exhaustive and that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause Quebecor’s actual results to differ from current expectations, please refer to

Quebecor’s public filings, available at <www.sedar.com> and <www.quebecor.com>, including, in particular, the “Risks and Uncertainties” section of Quebecor’s Management Discussion and Analysis for the year ended December 31, 2018.

The forward-looking statements in this press release reflect Quebecor’s expectations as of May 9, 2019, and are subject to change after that date. Quebecor expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

About Quebecor

Quebecor, a Canadian leader in telecommunications, entertainment, news media and culture, is one of the best-performing integrated communications companies in the industry. Driven by their determination to deliver the best possible customer experience, all of Quebecor’s subsidiaries and brands are differentiated by their high-quality, multiplatform, convergent products and services.

Quebecor (TSX: QBR.A, QBR.B) is headquartered in Québec and employs more than 10,000 people in Canada.

A family business founded in 1950, Quebecor is strongly committed to the community. Every year, it actively supports more than 400 organizations in the vital fields of culture, health, education, the environment, and entrepreneurship.

Visit our website: www.quebecor.com

Follow us on Twitter: www.twitter.com/Quebecor

Source:	Information:

Hugues Simard	Communications Department
Chief Financial Officer	Quebecor Inc. and Quebecor Media Inc.
Quebecor Inc. and Quebecor Media Inc.	medias@quebecor.com
hugues.simard@quebecor.com	514 380-4572
514 380-7414

DEFINITIONS

Adjusted EBITDA

In its analysis of operating results, the Corporation defines adjusted EBITDA, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, income tax and income from discontinued operations. Adjusted EBITDA as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted EBITDA in order to assess the performance of its investment in Quebecor Media. The Corporation’s management and Board of Directors use this measure in evaluating its consolidated results as well as the results of the Corporation’s operating segments. This measure eliminates the significant level of impairment and depreciation/amortization of tangible and intangible assets and is unaffected by the capital structure or investment activities of the Corporation and its business segments. Adjusted EBITDA is also relevant because it is a significant component of the Corporation’s annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues in the Corporation’s segments. The Corporation also uses other measures that do reflect such costs, such as cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary. The Corporation’s definition of adjusted EBITDA may not be the same as similarly titled measures reported by other companies.

Table 4 below provides a reconciliation of adjusted EBITDA to net income as disclosed in Quebecor’s condensed consolidated financial statements.

Table 4

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements

	Three months ended March 31
(in millions of Canadian dollars)	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$423.0	$417.2
Media	1.2	0.1
Sports and Entertainment	(0.7)	(0.7)
Head Office	(2.8)	(0.7)
	420.7	415.9
Depreciation and amortization	(188.5)	(186.7)
Financial expenses	(82.1)	(78.5)
Loss on valuation and translation of financial instruments	(14.3)	(29.6)
Restructuring of operations and other items	(8.5)	(6.5)
Income taxes	(37.9)	(39.2)
Income from discontinued operations	97.5	0.7
Net income	$186.9	$76.1

Adjusted EBITDA without restatement of comparative figures

Table 5 provides a reconciliation of adjusted EBITDA to net income for the first quarter of 2019, compared with the first quarter of 2018, without restatement of comparative figures following adoption of IFRS 16.

Table 5

Reconciliation of the adjusted EBITDA measure used in this press release to the net income measure used in the condensed consolidated financial statements, without restatement of comparative figures following adoption of IFRS 16

	Three months ended March 31
(in millions of Canadian dollars)	2019	2018

Adjusted EBITDA (negative adjusted EBITDA):
Telecommunications	$423.0	$407.9
Media	1.2	(1.1)
Sports and Entertainment	(0.7)	(2.1)
Head Office	(2.8)	0.1
	420.7	404.8
Depreciation and amortization	(188.5)	(178.6)
Financial expenses	(82.1)	(76.2)
Loss on valuation and translation of financial instruments	(14.3)	(29.6)
Restructuring of operations and other items	(8.5)	(6.5)
Income taxes	(37.9)	(39.0)
Income from discontinued operations	97.5	0.7
Net income	$186.9	$75.6

Adjusted income from continuing operating activities

The Corporation defines adjusted income from continuing operating activities, as reconciled to net income attributable to shareholders under IFRS, as net income attributable to shareholders before loss on valuation and translation of financial instruments, restructuring of operations and other items, net of income tax related to adjustments and net income attributable to non-controlling interest related to adjustments, and before the income from discontinued operations attributable to shareholders. Adjusted income from continuing operating activities, as defined above, is not a measure of results that is consistent with IFRS. It should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The Corporation uses adjusted income from continuing operating activities to analyze trends in the performance of its businesses. The above-listed items are excluded from the calculation of this measure because they impair the comparability of financial results. Adjusted income from continuing operating activities is more representative for forecasting income. The Corporation’s definition of adjusted income from continuing operating activities may not be identical to similarly titled measures reported by other companies.

Table 6 provides a reconciliation of adjusted income from continuing operating activities to the net income attributable to shareholders’ measure used in Quebecor’s condensed consolidated financial statements.

Table 6

Reconciliation of the adjusted income from continuing operating activities measure used in this press release to the net income attributable to shareholders’ measure used in the condensed consolidated financial statements

	Three months ended March 31
(in millions of Canadian dollars)	2019	2018

Adjusted income from continuing operating activities	$111.4	$89.5
Loss on valuation and translation of financial instruments	(14.3)	(29.6)
Restructuring of operations and other items	(8.5)	(6.5)
Income taxes related to adjustments[1]	2.1	2.1
Net income attributable to non-controlling interest related to adjustments	0.8	1.1
Discontinued operations	97.5	0.5
Net income attributable to shareholders	$189.0	$57.1

1             Includes impact of fluctuations in income taxes applicable to adjusted items, either for statutory reasons or in connection with tax transactions.

KEY PERFORMANCE INDICATORS

Revenue-generating unit

The Corporation uses RGU, an industry metric, as a key performance indicator. An RGU represents, as the case may be, subscriptions to the cable Internet, cable television and Club illico services, and subscriber connections to the mobile telephony and cable telephony services. RGU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of RGU may not be the same as identically titled measurements reported by other companies or published by public authorities.

Average billing per unit

The Corporation uses ABPU, an industry metric, as a key performance indicator. This indicator is used to measure monthly average subscription billing per RGU. ABPU is not a measurement that is consistent with IFRS and the Corporation’s definition and calculation of ABPU may not be the same as identically titled measurements reported by other companies.

Mobile ABPU is calculated by dividing the average subscription billing for mobile telephony services by the average number of mobile RGUs during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Total ABPU is calculated by dividing the combined average subscription billing for cable Internet, cable television, Club illico, mobile telephony and cable telephony services by the total average number of RGUs from cable Internet, cable television, mobile telephony and cable telephony services during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF INCOME

	Three months ended
(in millions of Canadian dollars, except for earnings per share data)	March 31
(unaudited)	2019	2018
		(restated)

Revenues	$1,027.3	$1,002.0

Employee costs	181.8	180.0
Purchase of goods and services	424.8	406.1
Depreciation and amortization	188.5	186.7
Financial expenses	82.1	78.5
Loss on valuation and translation of financial instruments	14.3	29.6
Restructuring of operations and other items	8.5	6.5
Income before income taxes	127.3	114.6

Income taxes (recovery):
Current	45.6	59.8
Deferred	(7.7)	(20.6)
	37.9	39.2

Income from continuing operations	89.4	75.4
Income from discontinued operations	97.5	0.7

Net income	$186.9	$76.1

Income from continuing operations attributable to
Shareholders	$91.5	$56.6
Non-controlling interests	(2.1)	18.8

Net income attributable to
Shareholders	$189.0	$57.1
Non-controlling interests	(2.1)	19.0

Earnings per share attributable to shareholders
Basic and diluted:
From continuing operations	$0.36	$0.24
From discontinued operations	0.38	—
Net income	0.74	0.24

Weighted average number of shares outstanding (in millions)	256.0	235.9
Weighted average number of diluted shares (in millions)	256.5	236.3

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended
(in millions of Canadian dollars)	March 31
(unaudited)	2019	2018
		(restated)

Income from continuing operations	$89.4	$75.4

Other comprehensive loss from continuing operations

Items that may be reclassified to income:
Cash flow hedges:
Loss on valuation of derivative financial instruments	(19.3)	(43.1)
Deferred income taxes	6.5	3.8
	(12.8)	(39.3)

Comprehensive income from continuing operations	76.6	36.1

Income from discontinued operations	97.5	0.7

Comprehensive income	$174.1	$36.8

Comprehensive income from continuing operations attributable to
Shareholders	$78.7	$24.6
Non-controlling interests	(2.1)	11.5

Comprehensive income attributable to
Shareholders	$176.2	$25.1
Non-controlling interests	(2.1)	11.7

QUEBECOR INC.

SEGMENTED INFORMATION

	Three months ended March 31, 2019
(in millions of Canadian dollars) (unaudited)	Telecommunications	Media	Sports and Entertainment	Head office and Intersegments	Total

Revenues	$840.7	$172.7	$40.4	$(26.5)	$1,027.3

Employee costs	103.7	57.5	9.7	10.9	181.8
Purchase of goods and services	314.0	114.0	31.4	(34.6)	424.8
Adjusted EBITDA[1]	423.0	1.2	(0.7)	(2.8)	420.7

Depreciation and amortization					188.5
Financial expenses					82.1
Loss on valuation and translation of financial instruments					14.3
Restructuring of operations and other items					8.5
Income before income taxes					$127.3

Additions to property, plant and equipment	$132.6	$6.7	$0.5	$—	$139.8

Additions to intangible assets	48.6	1.6	1.0	—	51.2

	Three months ended March 31, 2018
	(restated)
				Head
			Sports	office
			and	and
	Telecommunications	Media	Entertainment	Intersegments	Total

Revenues	$818.7	$173.2	$37.2	$(27.1)	$1,002.0

Employee costs	102.2	59.3	9.7	8.8	180.0
Purchase of goods and services	299.3	113.8	28.2	(35.2)	406.1
Adjusted EBITDA[1]	417.2	0.1	(0.7)	(0.7)	415.9

Depreciation and amortization					186.7
Financial expenses					78.5
Loss on valuation and translation of financial instruments					29.6
Restructuring of operations and other items					6.5
Income before income taxes					$114.6

Additions to property, plant and equipment	$138.9	$5.0	$0.2	$0.4	$144.5

Additions to intangible assets	55.0	1.5	1.0	(0.6)	56.9

1  The Chief Executive Officer uses adjusted EBITDA as the measure of profit to assess the performance of each segment. Adjusted EBITDA is referred as a non-IFRS measure and is defined as net income before depreciation and amortization, financial expenses, loss on valuation and translation of financial instruments, restructuring of operations and other items, income taxes and income from discontinued operations.

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF EQUITY

	Equity attributable to shareholders				Equity
(in millions of Canadian dollars) (unaudited)	Capital stock	Contributed surplus	Retained earnings (deficit)	Accumulated other comprehensive loss	attributable to non- controlling interests	Total equity

Balance as of December 31, 2017 as previously reported	$313.9	$3.5	$601.9	$(50.7)	$540.4	$1,409.0
Changes in accounting policies			(7.2)		(4.8)	(12.0)
Balance as of December 31, 2017, as restated	313.9	3.5	594.7	(50.7)	535.6	1,397.0
Net income	—	—	57.1	—	19.0	76.1
Other comprehensive loss	—	—	—	(32.0)	(7.3)	(39.3)
Dividends or distributions	—	—	(6.6)	—	(4.7)	(11.3)
Repurchase of Class B Shares	(7.9)	—	(90.8)	—	—	(98.7)
Balance as of March 31, 2018	306.0	3.5	554.4	(82.7)	542.6	1,323.8
Net income	—	—	346.6	—	19.1	365.7
Other comprehensive income (loss)	—	—	—	19.2	(0.1)	19.1
Issuance of Class B Shares	786.1	1.2	—	—	—	787.3
Dividends or distributions	—	—	(39.7)	—	(4.7)	(44.4)
Repurchase of Class B Shares	(26.2)	—	(166.8)	—	—	(193.0)
Non-controlling interests acquisition	—	—	(1,202.4)	(19.2)	(468.4)	(1,690.0)
Balance as of December 31, 2018	1,065.9	4.7	(507.9)	(82.7)	88.5	568.5
Net income (loss)	—	—	189.0	—	(2.1)	186.9
Other comprehensive loss	—	—	—	(12.8)	—	(12.8)
Issuance of Class B Shares	2.7	3.0	—	—	—	5.7
Dividends or distributions	—	—	(14.1)	—	—	(14.1)
Repurchase of Class B Shares	(7.8)	—	(31.7)	—	—	(39.5)
Balance as of March 31, 2019	$1,060.8	$7.7	$(364.7)	$(95.5)	$86.4	$694.7

QUEBECOR INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of Canadian dollars)	Three months ended March 31
(unaudited)	2019	2018
		(restated)

Cash flows related to operating activities
Income from continuing operations	$89.4	$75.4
Adjustments for:
Depreciation of property, plant and equipment	151.1	151.5
Amortization of intangible assets	28.6	26.2
Amortization of right-of-use assets	8.8	9.0
Loss on valuation and translation of financial instruments	14.3	29.6
Impairment of assets	3.5	—
Amortization of financing costs and long-term debt discount	2.0	1.8
Deferred income taxes	(7.7)	(20.6)
Other	(1.7)	(1.1)
	288.3	271.8
Net change in non-cash balances related to operating activities	(107.8)	29.1
Cash flows provided by continuing operating activities	180.5	300.9
Cash flows related to investing activities
Business acquisitions	(23.5)	(2.7)
Business disposals	261.6	—
Additions to property, plant and equipment	(139.8)	(144.5)
Additions to intangible assets	(51.2)	(56.9)
Proceeds from disposals of assets	2.6	0.4
Other	(1.3)	(0.6)
Cash flows provided by (used in) continuing investing activities	48.4	(204.3)
Cash flows related to financing activities
Net change in bank indebtedness	3.1	(0.8)
Net change under revolving facilities	(180.7)	82.8
Repayment of long-term debt	(3.9)	(3.7)
Repayment of lease liabilities	(9.9)	(9.3)
Issuance of Class B Shares	2.7	—
Repurchase of Class B Shares	(39.5)	(98.7)
Dividends or distributions paid to non-controlling interests	—	(4.7)
Cash flows used in continuing financing activities	(228.2)	(34.4)

Net change in cash and cash equivalents	0.7	62.2

Cash flows (used in) provided by discontinued operations	(2.3)	2.2

Cash and cash equivalents at beginning of period	21.3	864.9
Cash and cash equivalents at end of period	$19.7	$929.3

Cash and cash equivalents consist of
Cash	$6.5	$929.0
Cash equivalents	13.2	0.3
	$19.7	$929.3

Interest and taxes reflected as operating activities
Cash interest payments	$47.1	$44.4
Cash income tax payments (net of refunds)	138.7	14.2

QUEBECOR INC.

CONSOLIDATED BALANCE SHEETS

(in millions of Canadian dollars) (unaudited)	March 31 2019	December 31 2018	December 31 2017
		(restated)	(restated)

Assets

Current assets
Cash and cash equivalents	$19.7	$21.0	$864.9
Accounts receivable	519.5	553.8	543.4
Contract assets	147.1	144.4	132.8
Income taxes	9.5	4.8	29.3
Inventories	201.3	186.3	188.1
Other current assets	133.7	118.3	117.6
Assets held for sale	—	95.0	—
	1,030.8	1,123.6	1,876.1

Non-current assets
Property, plant and equipment	3,419.0	3,467.3	3,610.1
Intangible assets	1,151.6	1,135.3	983.1
Goodwill	2,684.5	2,678.3	2,695.8
Right-of-use assets	108.2	112.6	133.5
Derivative financial instruments	779.7	887.0	591.8
Deferred income taxes	34.3	51.8	33.2
Other assets	199.9	201.6	185.1
	8,377.2	8,533.9	8,232.6
Total assets	$9,408.0	$9,657.5	$10,108.7

Liabilities and equity

Current liabilities
Bank indebtedness	$27.4	$24.3	$0.8
Accounts payable and accrued charges	756.2	832.0	738.7
Provisions	31.6	32.0	24.0
Deferred revenue	349.1	340.7	346.8
Income taxes	30.7	119.2	13.3
Convertible debentures	—	—	450.0
Embedded derivatives related to convertible debentures	—	—	442.2
Current portion of long-term debt	68.5	57.9	20.4
Current portion of lease liabilities	35.7	36.0	39.8
Liabilities held for sale	—	6.6	—
	1,299.2	1,448.7	2,076.0

Non-current liabilities
Long-term debt	6,083.0	6,370.3	5,516.2
Derivative financial instruments	6.7	—	34.1
Convertible debentures	150.0	150.0	—
Lease liabilities	102.9	108.4	128.1
Deferred income taxes	764.6	775.9	744.9
Other liabilities	306.9	235.7	212.4
	7,414.1	7,640.3	6,635.7
Equity
Capital stock	1,060.8	1,065.9	313.9
Contributed surplus	7.7	4.7	3.5
(Deficit) retained earnings	(364.7)	(507.9)	594.7
Accumulated other comprehensive loss	(95.5)	(82.7)	(50.7)
Equity attributable to shareholders	608.3	480.0	861.4
Non-controlling interests	86.4	88.5	535.6

	694.7	568.5	1,397.0

Total liabilities and equity	$9,408.0	$9,657.5	$10,108.7

X

Supplementary Disclosure

Quarter / 3-Month Period

Ended March 31, 2019

For additional information, please contact

Hugues Simard, Chief Financial Officer,

at 514 380-7414, Investor.relations@Quebecor.com

QUEBECOR INC.

Supplementary Disclosure

March 31, 2019

Net Income Attributable to Shareholders

	1st Quarter		YTD
	2019	2018	2019	2018

Net income per share (basic)	$0.74	$0.24	$0.74	$0.24

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.44	$0.38	$0.44	$0.38

Reconciliation of earnings per share

	1st Quarter		YTD
	2019	2018	2019	2018

Net income per share, before gains and losses on valuation and translation of financial instruments, unusual items and discontinued operations	$0.44	$0.38	$0.44	$0.38

Other adjusments[1]:
Unusual items	(0.02)	(0.02)	(0.02)	(0.02)
Loss on valuation and translation of financial instruments	(0.06)	(0.12)	(0.06)	(0.12)
Discontinued operations	0.38	—	0.38	—
Total	0.30	(0.14)	0.30	(0.14)

Reported net income per share (basic)	$0.74	$0.24	$0.74	$0.24

1 After taxes and non-controlling interest.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2019

Debt

(all amounts in millions of Canadian dollars)

Quebecor Inc.
Revolving credit facility due in 2020 (availability: $50)		$5.0
Mortgage loan due in 2022		48.3
		$53.3

Quebecor Media Inc.
Revolving credit facility due in 2022 (availability: $300)		$11.0
Term Loan B due in 2020		441.0
5 3/4% Senior Notes due in 2023		1,134.7
6 5/8% Senior Notes due in 2023		500.0
		2,086.7
Videotron Ltd.
Revolving credit facility due in 2023 (availability: $1,500)		532.8
5% Senior Notes due in 2022		1,068.0
5 3/8% Senior Notes due in 2024		800.9
5 5/8% Senior Notes due in 2025		400.0
5 3/4% Senior Notes due in 2026		375.0
5 1/8% Senior Notes due in 2027		800.9
		3,977.6
TVA Group Inc.
Revolving credit facility due in 2020 (availability: $150)		13.4
Term Loan due in 2019		50.1
		63.5

Other debt		—

Total Quebecor Media Inc.		$6,127.8

TOTAL LONG TERM DEBT		$6,181.1

Bank indebtedness - QI		—
Bank indebtedness - QMI		27.4
Exchangeable debentures - QI		2.1
Convertible debentures (cost if settled in cash at maturity) - QI 1		150.0
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QI [2]		—
Liability (asset) related to cross-currency interest rate swaps (FX rate differential) - QMI [2]		(806.9)

Cash and cash equivalents :
Quebecor Inc.		1.9
Quebecor Media Inc.		17.8
Videotron Ltd.	$1.2
Other 100% owned subsidiaries	13.7
TVA Group Inc.	2.9
		$19.7

1 Based on the market value of a number of shares obtained by dividing the outstanding principal amount by the market price of a Quebecor Inc. Class B share on March 31, 2019, subject to a floor price of $26.85 and a ceiling price of $33.5625.

2 Classified as “Derivative financial instruments” in Quebecor Media Inc. and Quebecor Inc.’s balance sheets.

TELECOMMUNICATIONS

Supplementary Disclosure

March 31, 2019

Operating Results

	2019	2018
	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31

Revenue-Generating Units (‘000) [1]	6,013.6	5,990.3	5,955.9	5,899.4	5,900.4
Mobile Telephony Lines (‘000)	1,193.6	1,153.8	1,120.7	1,079.2	1,047.3
Homes Passed (‘000)	2,915.4	2,907.9	2,900.2	2,891.7	2,879.5
Cable Internet Subscribers (‘000)	1,710.8	1,704.5	1,697.5	1,674.1	1,674.6
Penetration of Homes Passed	58.7%	58.6%	58.5%	57.9%	58.2%
Cable Television Subscribers (‘000)	1,582.6	1,597.3	1,603.7	1,606.0	1,625.5
Penetration of Homes Passed	54.3%	54.9%	55.3%	55.5%	56.5%
Cable Telephony Lines (‘000)	1,094.9	1,113.9	1,131.1	1,148.2	1,169.6
Penetration of Homes Passed	37.6%	38.3%	39.0%	39.7%	40.6%
Over-the-Top Video Subscribers (‘000)	431.7	420.8	402.9	391.9	383.4

	1st Quarter			YTD
(in millions)	2019	2018	VAR	2019	2018	VAR

Revenues
Internet	$273.6	$261.6	4.6%	$273.6	$261.6	4.6%
Cable Television	245.2	248.7	-1.4%	245.2	248.7	-1.4%
Mobile Telephony	141.4	125.8	12.4%	141.4	125.8	12.4%
Cable Telephony	87.3	95.2	-8.3%	87.3	95.2	-8.3%
Equipment Sales	49.2	45.5	8.1%	49.2	45.5	8.1%
Other	43.1	40.4	6.7%	43.1	40.4	6.7%
Videotron	839.8	817.2	2.8%	839.8	817.2	2.8%
Retail and Eliminations	0.9	1.5	-40.0%	0.9	1.5	-40.0%
Telecommunications Revenues	$840.7	$818.7	2.7%	$840.7	$818.7	2.7%

Adjusted EBITDA
Videotron	$423.0	$416.9	1.5%	$423.0	$416.9	1.5%
Retail	0.0	0.3	n.m.	0.0	0.3	n.m.
Telecommunications Adjusted EBITDA	$423.0	$417.2	1.4%	$423.0	$417.2	1.4%

Additions to PP&E and Intangible Assets (NCTA Standard Reporting Categories)
Customer Premises Equipment	$49.2	$52.4		$49.2	$52.4
Scalable Infrastructure	48.9	47.8		48.9	47.8
Line Extensions	23.0	22.8		23.0	22.8
Upgrade / Rebuild	9.7	11.8		9.7	11.8
Support Capital and Other	50.4	59.1		50.4	59.1
Telecommunications	$181.2	$193.9	-6.5%	$181.2	$193.9	-6.5%

Mobile Telephony ABPU [2]	$52.50	$53.25		$52.50	$53.25
Total ABPU [2]	$49.47	$48.82		$49.47	$48.82

1 Revenue-generating units are the sum of subscriptions to the cable television, cable Internet access and Club illico over-the-top video service, plus subscriber connections to the cable and mobile telephony services.

2 Average billing per unit (“ ABPU ”) is an indicator used to measure monthly average subscription billing per revenue-generating unit.

MEDIA

Supplementary Disclosure

March 31, 2019

Operating Results

	1st Quarter			YTD
	2019	2018	VAR	2019	2018	VAR

Lineage (‘000)
Paid Urban Dailies	4,621	5,405	-14.5%	4,621	5,405	-14.5%

(in millions)
Revenues
Advertising	$15.3	$18.6	-17.7%	$15.3	$18.6	-17.7%
Circulation	9.4	9.7	-3.1%	9.4	9.7	-3.1%
Digital	2.2	2.8	-21.4%	2.2	2.8	-21.4%
Other	12.3	11.9	3.4%	12.3	11.9	3.4%
Newspaper Publishing Revenues	39.2	43.0	-8.8%	39.2	43.0	-8.8%
Advertising	63.9	64.7	-1.2%	63.9	64.7	-1.2%
Subscription	33.5	31.6	6.0%	33.5	31.6	6.0%
Other	10.5	10.9	-3.7%	10.5	10.9	-3.7%
Broadcasting Revenues	107.9	107.2	0.7%	107.9	107.2	0.7%
Other [1]	25.6	23.0	11.3%	25.6	23.0	11.3%
Total Media Revenues	$172.7	$173.2	-0.3%	$172.7	$173.2	-0.3%

EBITDA
Newspaper Publishing	$(0.4)	$(1.6)	75.0%	$(0.4)	$(1.6)	75.0%
Broadcasting	2.0	2.6	-23.1%	2.0	2.6	-23.1%
Other	(0.4)	(1.7)	76.5%	(0.4)	(1.7)	76.5%
Total Media EBITDA	$1.2	$0.1	1100.0%	$1.2	$0.1	1100.0%

1 Includes the publishing of magazines, the operation of an out-of-home advertising business and the operation of studio, soundstage and equipment leasing and post-production services for the film and television industries.

QUEBECOR INC.

Supplementary Disclosure

March 31, 2019

Shares Held in Subsidiaries

	Number
	of shares	Equity (%)	Voting (%)

Shares held by Quebecor Inc.

Quebecor Media Inc.	79,377,062	100.0%	100.0%

Shares held by Quebecor Media Inc.

TVA Group Inc.	29,539,364	68.4%	99.9%

QUEBECOR INC.

Supplementary Disclosure

March 31, 2019

Note to Investors

Note to Investors

Investors should note that this Supplementary Disclosure document presents financial information for Quebecor Inc. on a consolidated basis as well as for Quebecor Media Inc. and its Telecommunications reporting segment. The financial figures included in this document are reported in Canadian dollars.

Detailed Financial Information

For a detailed analysis of Quebecor Inc.’s results for the first quarter of 2019, please refer to the Management Discussion and Analysis and Condensed Consolidated Financial Statements of Quebecor Inc., available on the Company’s website at http://www.quebecor.com/en/quarterly_doc_quebecor_inc or from the SEDAR filing service at http://www.sedar.com.

Non-IFRS Financial Measures

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted EBITDA, adjusted income from continuing operating activities, cash flows from segment operations and free cash flows from continuing operating activities of the Quebecor Media subsidiary are not calculated in accordance with or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from the methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies. We refer investors to our Management Discussion and Analysis for the first quarter of 2019 under “Non-IFRS Financial Measures” for a complete description of these measures as well as a reconciliation to the most directly comparable measure calculated  in accordance with IFRS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUEBECOR MEDIA INC.

/s/ Emilie Duguay
By:	Emilie Duguay
Corporate Secretary

Date:	May 10, 2019